UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		1,005,019,522		64.5167	32.2583
Non-Voting Shares		15,827,613		1.0160	0.5080

Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22-Jan	100,501,952
Common Shares		Total		100,501,952
Non-Voting Shares		Bonus Stock	22-Jan	1,582,761
Non-Voting Shares		Total		1,582,761
Closing Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		1,105,521,474		64.5167	32.2583
Non-Voting Shares		17,410,374		1.0160	0.5080

Controller's=Controlador

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,779,550		0.6919	0.3459
Non-Voting Shares				15,030,570		0.9648	0.4824
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22-Jan	1,054,525
Common Shares		Total		1,054,525
Non-Voting Shares		Bonus Stock	22-Jan	1,502,550
Non-Voting Shares		Total		1,502,550
Common Shares	Bradesco S.A. C.T.V.M.	Buy	29-Jan	65	25.75	R$ 1,673.75
Common Shares		Buy	29-Jan	700	25.80	R$ 18,060.00
Common Shares		Total		765		R$ 19,733.75
Non-Voting Shares		Sell	29-Jan	200	31.35	R$ 6,270.00
Non-Voting Shares		Sell	29-Jan	400	32.10	R$ 12,840.00
Non-Voting Shares		Total		600		R$ 19,110.00
Common Shares		Bonus Stock	22-Jan	23,430
Common Shares		Total		23,430
Non-Voting Shares		Bonus Stock	22-Jan	507
Non-Voting Shares		Total		507
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				11,858,270		0.6920	0.3460
Non-Voting Shares				16,533,027		0.9648	0.4824

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
	Type of Securities/Derivatives		Quantity	% of participation
				Same type of Shares	Total
	Common Shares		6	0.0624	0.0624
	Non-Voting Shares		0	0.0000	0.0000
Closing Balance
	Type of Securities/Derivatives		Quantity	% of participation
				Same type of Shares	Total
	Common Shares		6	0.0624	0.0624
	Non-Voting Shares		0	0.0000	0.0000

Board of Directors=Cons.Adm

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors		(X) Board of Executive Officers		( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				705,550		0.0452	0.0226
Non-Voting Shares				1,625,800		0.1043	0.0521
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22-Jan	62,500
Common Shares		Total		62,500
Non-Voting Shares		Bonus Stock	22-Jan	125,315
Non-Voting Shares		Total		125,315
Common Shares	Bradesco S.A. C.T.V.M.	Buy	04-Jan	6,000	30.77	R$ 184,620.00
Common Shares		Buy	04-Jan	500	30.78	R$ 15,390.00
Common Shares		Total		6,500		R$ 200,010.00
Common Shares		Bonus Stock	22-Jan	9,690
Common Shares		Total		9,690
Non-Voting Shares		buy	08-Jan	1,000	37.00	R$ 37,000.00
Non-Voting Shares		buy	08-Jan	1,000	37.04	R$ 37,040.00
Non-Voting Shares		buy	08-Jan	1,000	37.05	R$ 37,050.00
Non-Voting Shares		buy	08-Jan	5,500	37.10	R$ 204,050.00
Non-Voting Shares		buy	08-Jan	5,000	37.15	R$ 185,750.00
Non-Voting Shares		buy	08-Jan	700	37.16	R$ 26,012.00
Non-Voting Shares		buy	08-Jan	500	37.20	R$ 18,600.00
Non-Voting Shares		buy	08-Jan	300	37.26	R$ 11,178.00
Non-Voting Shares		buy	08-Jan	3,000	37.29	R$ 111,870.00
Non-Voting Shares		buy	08-Jan	107	37.23	R$ 3,983.61
Non-Voting Shares		Total		18,107		R$ 672,533.61
Non-Voting Shares		Bonus Stock	22-Jan	39,300
Non-Voting Shares		Total		39,300
Closing Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					794,090	0.0463	0.0231
Non-Voting Shares					1,809,172	0.1055	0.0527

Note:
Directors that were fired from Banco Bradesco S.A.
Fernando Antônio Tenório

Note:
A new member who belong to the Board of Executive Officers
André Rodrigues Cano
Denise Pauli Pavarina de Moura

Board Exec.Officers=Dir.Exec

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors		( ) Board of Executive Officers		(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					8,300	0.0005	0.0002
Non-Voting Shares					139,580	0.0089	0.0044
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22-Jan	115
Common Shares		Total		115
Non-Voting Shares		Bonus Stock	22-Jan	5,940
Non-Voting Shares		Total		5,940
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	22-Jan	715
Common Shares		Total		715
Non-Voting Shares		Bonus Stock	22-Jan	8,018
Non-Voting Shares		Total		8,018
Closing Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					9,130	0.0005	0.0002
Non-Voting Shares					153,538	0.0089	0.0044

Audit Committee=Cons.Fiscal

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors		( ) Board of Executive Officers		( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					8,250	0.0005	0.0002
Non-Voting Shares					15,900	0.0010	0.0005
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22-Jan	825
Common Shares		Total		825
Non-Voting Shares		Bonus Stock	22-Jan	1,590
Non-Voting Shares		Total		1,590
Closing Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					9,075	0.0005	0.0002
Non-Voting Shares					17,490	0.0010	0.0005

Technical and Advisory Ag

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.